Exhibit 99.5

Altamira Therapeutics Provides Business Update

•	Process for divestiture / partnering of legacy assets continues

•	Strong data from Bentrio® NASAR study reinforces its therapeutic benefit for allergic rhinitis

•	Case for Bentrio’s protective effect in viral infection prophylaxis still intact

•	Restructuring of FiveT convertible loan including extension of maturity

HAMILTON, BERMUDA / January 27, 2023 / Altamira Therapeutics Ltd. (Nasdaq:CYTO), a company dedicated to developing therapeutics that address important unmet medical needs, today provided a business update on its strategic repositioning and important business developments.

Update on Legacy Assets Divestiture / Partnering Process

The Company remains committed to its primary corporate strategy to focus exclusively on RNA delivery. As previously stated, its discussions with major OTC consumer health companies to partner Bentrio marketing and distribution for North America, Europe and other key markets have moved into a decisive phase.

The strong interim results from the NASAR study in seasonal allergic rhinitis, announced earlier this week, have further bolstered the set of positive safety and efficacy data for Bentrio in allergic rhinitis.

And while the COVAMID study may not have reached its primary endpoint and results were not conclusive under the specific test conditions, it is worth noting that treatment with Bentrio showed a trend for faster and more pronounced reduction in nasal viral load and symptoms than untreated controls. Further, the setting of the COVAMID trial is much different from a situation where Bentrio is applied prophylactically, i.e. preventing contact of inhaled airborne viruses with the nasal mucosa. The Company has generated positive data from multiple tests with Bentrio on cultured human nasal epithelia cells exposed to various types of viruses, including SARS-CoV2, influenza and human rhinovirus (common cold). Preventive application clearly yielded the best outcomes, and Bentrio is best used right before or while being exposed to potentially harmful airborne particles – whether they are allergens such as pollen or house dust mites or viruses.

Similarly, the Company is striving to sell or partner its other legacy assets – inner ear therapeutics. Unfortunately, the agreed upon sale of these assets to a European family office (the “Buyer”) did not close as the Buyer was not able to secure financing. As the Buyer remains interested in the transaction, discussions continue. Concurrently, Altamira is pursuing a divestiture or partnering transaction for the inner ear assets with other parties.

Enhancing the Company’s Financial Flexibility

As timelines for the completion of the divestiture / partnering process for the Company’s legacy assets have shifted, Altamira’s Board of Directors has taken measures to enhance its financial flexibility. The Company has agreed with FiveT Investment Management Ltd. (“FiveT”) to restructure certain terms and conditions of the CHF 5 million convertible loan which it had granted to Altamira in February 2022. Under the newly amended terms of the convertible loan agreement, the maturity is extended from February 8, 2023 to March 15, 2023. In addition, if a private or public offering of the Company’s common shares is implemented before maturity, FiveT will convert a portion of the loan’s principal amount and accrued interest into common shares and pre-funded warrants and receive a partial repayment in cash. In this context, the Company is calling a special general meeting of its shareholders for February 17, 2023 to propose an increase in the authorized share capital to accommodate its potential future funding needs as well as the possible partial conversion of the FiveT loan. A copy of the loan amendment has been filed with the SEC on Form 6-K.Changes to the Executive Management Team

With the beginning of 2023, there have been several changes to Altamira’s Executive Management Team. As previously announced, Covadonga Pañeda, Ph.D., was promoted from Chief Development Officer to the new position of Chief Operating Officer to lead and grow the Company’s RNA delivery business. In this role, she is seconded by Samuel A. Wickline, MD, who was recently appointed Chief Scientific Adviser (previously he served as Chief Scientific Officer). Jean Lachance, Head of the OTC Consumer Health Business Unit, has left the Company for family reasons (moved abroad); his function has been assumed by Thomas Meyer, CEO.

Comment

“Our positive outlook for 2023, and our transformation into a pureplay RNA therapeutics company, remains unchanged even though our timeline has shifted into the new year,” said Thomas Meyer, Altamira’s founder, Chairman and CEO.

“We are excited about the prospects for our flagship RNA programs AM-401 and AM-411, in KRAS-driven cancers and rheumatoid arthritis, respectively, as well as the numerous additional opportunities which our proprietary OligoPhore / SemaPhore delivery platform offers. In the weeks and months ahead, we plan to update investors with news of our ongoing research findings and direction.”

About Altamira Therapeutics

Altamira Therapeutics (Nasdaq:CYTO) is dedicated to developing therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne allergens and, where approved, viruses (Bentrio™; commercial) or for the treatment of vertigo (AM-125; post Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®; Phase 3). Founded in 2003, it is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics’ strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the success of the continued commercialization of Bentrio and success of strategic transactions, including licensing or partnering, with respect to Bentrio or any other legacy assets, Altamira Therapeutics’ need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics’ product candidates, the clinical utility of Altamira Therapeutics’ product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics’ intellectual property position and Altamira Therapeutics’ financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics’ capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, and in Altamira Therapeutics’ other filings with the SEC, which are available free of charge on the Securities Exchange Commission’s website at: www.sec.gov . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

CONTACT

Investors@altamiratherapeutics.com

800-460-0183